Exhibit 3.1

CERTIFICATE OF AMENDMENT

Of

CERTIFICATE OF INCORPORATION

Of

NOVITRON INTERNATIONAL, INC.

NOVITRON INTERNATIONAL, INC., a corporation duly organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

1. That the Board of Directors of the Corporation, by the unanimous consent of its members taken at a meeting of the Board duly held on April 28, 2003, adopted the following resolutions in order to amend the Corporation’s Certificate of Incorporation:

RESOLVED: That, subject to approval by the stockholders of the Corporation, the Certificate of Incorporation of the Corporation be amended to (1) change the name of the Corporation to Clinical Data, Inc., (2) increase the total number of shares of Common Stock, $.01 par value per share that the Corporation is authorized to issue to 12,000,000, and (3) increase the total number of shares of Preferred Stock, $.01 par value per share that the Corporation is authorized to issue to 1,500,0000; and further

RESOLVED: That the appropriate officers of the Corporation be, and they hereby are, and each of them acting singly is, authorized for and on behalf of the Corporation, upon approval by the stockholders of the Corporation, to execute and file with the Secretary of State of the State of Delaware a Certificate of Amendment (the "Certificate of Amendment") effecting the foregoing amendments by amending and restating in their entirety Article FIRST and the first paragraph of Article FOURTH of the Corporation’s Certificate of Incorporation as follows:

"FIRST: The name of this Corporation is Clinical Data, Inc."

and

"FOURTH: The total number of shares of capital Stock of all classes which the corporation shall have authority to issue is 13,500,000 shares, consisting of 12,000,000 shares of Common Stock, $.01 par value per share, and 1,500,000 shares of Preferred Stock, $.01 par value per share."

and that said officers be, and they hereby are, and each of them acting singly is, further authorized for and on behalf of the Corporation to take whatever action and to execute and deliver whatever documents they deem necessary or appropriate in connection therewith; and further

RESOLVED: That the Board of Directors finds the Certificate of Amendment to be in the best interests of the Corporation and its stockholders and recommends approval and adoption by the stockholders of the Certificate of Incorporation and hereby directs that a proposal for the approval and adoption of the Certificate of Amendment be submitted to a vote of the stockholders.

2. That at the Special Meeting in Lieu of Annual Meeting of Stockholders of the Corporation held on September 25, 2003, the holders of the requisite majority of shares of the issued and outstanding Common Stock of the Corporation entitled to vote thereon voted in favor of the Certificate of Amendment.

3. That the Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. That the capital of the Corporation will not be reduced under or by reason of the Certificate of Amendment.

IN WITNESS WHEREOF, NOVITRON INTERNATIONAL, INC. has caused this Certificate of Amendment to be executed by Israel M. Stein, its President, and attested by Caesar J. Belbel, its Secretary, as of this 30th day of September, 2003.

NOVITRON INTERNATIONAL, INC.

By: _/s/ Israel M. Stein___

Name: Israel M. Stein

Title: President

ATTEST:

__/s/ Caesar J. Belbel_____

Caesar J. Belbel, Secretary